Ark 4/3/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022058

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: October 31, 2001 | |
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| SEC FILE NUMBER |
|---|
| 8- 45335 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC RECEIVED FEB 2 8 2002 WASH, D.C. 340 PROCESSING SECTION

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
~~Huntington Capital Corp.~~

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
41 South High Street
(No. and Street)

| Columbus | Ohio | 43215 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ari M. Altman (614) 480-3654
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

| 1100 Huntington Center, 41 S. High Street | Columbus | Ohio | 43215 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☐ Certified Public Accountant
- ☑ Independent Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)



Ark 4/3/2002

# OATH OR AFFIRMATION

I, Ari M. Altman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Huntington Capital Corp., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Assistant Vice President, CFO

Title

Sandra K Bader

Notary Public

NOTARIAL SEAL STATE OF OHIO

SANDRA KAY BADER
Notary Public, State of Ohio
My Commission Expires 10-29-04

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flow.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f ) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j ) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- [ ] (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215

Phone: (614) 224-5678
Fax: (614) 222-3939
www.ey.com

# Report of Independent Auditors

Board of Directors
and Stockholder of Huntington Capital Corp.

We have audited the accompanying statement of financial condition of Huntington Capital Corp., a wholly owned subsidiary of Huntington Bancshares Incorporated, as of December 31, 2001, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of Huntington Capital Corp. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huntington Capital Corp. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the enclosed supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 18, 2002

Huntington Capital Corp.

Statement of Financial Condition

December 31, 2001

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $14,266,302 |
| Securities owned, at market value | 857,222 |
| Failed to deliver customers' securities | 30,823 |
| Deposit with clearing organization | 100,000 |
| Accrued income and other assets | 159,004 |
| Total assets | $15,413,351 |
| | |
| **Liabilities and stockholder's equity** | |
| Payable to affiliate | $1,674,548 |
| Customers' securities failed to receive | 30,407 |
| Accrued expenses and other liabilities | 638,588 |
| Total liabilities | 2,343,543 |
| | |
| Subordinated liabilities and stockholder's equity: | |
| Subordinated note payable to affiliate (subordinated to claims of general creditors) | 5,000,000 |
| Common stock without par value: 750 shares authorized; 10 shares issued and outstanding | 100,000 |
| Retained earnings | 7,969,808 |
| Total stockholder's equity | 8,069,808 |
| Total subordinated liabilities and stockholder's equity | 13,069,808 |
| Total liabilities and stockholder's equity | $15,413,351 |

*See accompanying notes.*

**Confidential pursuant to rule 17a-5(e)(3)**